Barclays Bank PLC (Summary of Changes) – June 7, 2024

- **Added Aunoy Banerjee on Schedule A**
- **Updated Stephen Dainton's title on Schedule A**
- **Removed Paul Compton from Schedule A**
- **Removed Steven Ewart from Schedule A**
- **Removed Michael Lublinsky from Schedule A**
- **Updated the # of principals (Question 18)**
- **Updated the Execution Page**
- **Included all Foreign Financial Regulators on Schedule F (as opposed to providing an attachment)**
- **New Opinion of Counsel issued**